Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
February 16, 2004

Extendicare Closes Sale of Two Ontario Facilities for Proceeds of $19.6 Million

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. today announced that it has closed the sale of Extendicare North York and The Gibson, a nursing and a retirement home in Ontario, to Chartwell REIT.

The two facilities comprising 275 beds were sold for gross proceeds of $19.6 million, of which $6.7 million will be used to retire long-term debt associated with the homes. The pre-tax gain on disposal is approximately $13.0 million. For the nine months ended September 30, 2003, these facilities contributed $10.0 million to revenue, $1.7 million to EBITDA and approximately $0.9 million to net earnings.

Extendicare will continue to monitor the performance of its various operations and rationalize its portfolio as required.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com